Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NewLink Genetics Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of NewLink Genetics Corporation of our report dated February 25, 2011, except as to note 3, which is as of September 7, 2011 and note 21, which is as of October 25, 2011 with respect to the consolidated balance sheets of NewLink Genetics Corporation and subsidiary (a development stage enterprise) as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2010 and for the period from June 4, 1999 (inception) through December 31, 2010, which report is included in the Registration Statement on Form S-1 (No. 333-171300) of NewLink Genetics Corporation.

/s/ KPMG LLP

Des Moines, Iowa

November 16, 2011